Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements for the three and six month periods ended June 30, 2024 and 2023 (the “interim financial statements”) included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read “Item 4. Information on the Company” and our audited consolidated financial statements for fiscal year 2023, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our unaudited condensed consolidated interim financial statements and audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our unaudited condensed consolidated interim financial statements or audited consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Euros.

Overview

We are a clinical-stage immuno-oncology company focused on developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immune-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (natural killer (“NK”) cells and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we have the potential to develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct and establish a bridge between innate immune cells and cancer cells. Our innate cell engagers have the ability to bring innate immune cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our innate cell engagers bind to their targets with high affinity and have half-lives that allow regular intravenous administration, with different dosing schemes being explored to allow for improved exposure in heavily pretreated patient populations. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate immune cell space, we also have the ability to develop novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through June 30, 2024, we have raised an aggregate of approximately €574.9 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the six months ended June 30, 2024, we incurred a net loss of €34.6 million. As of June 30, 2024, we had an accumulated deficit of €570.8 million.

In December 2023 we reached a definitive agreement to sell our former subsidiary AbCheck s.r.o. (“AbCheck”) to Ampersand Biomedicines. No revenues or expenses of AbCheck are therefore included in the three and six month periods ended June 30, 2024, whereas in the three and six month periods ended June 30, 2023, revenues and expenses of AbCheck are included.

On January 8, 2024, we announced a restructuring initiative aimed at transforming us into a focused clinical organization, positioned to successfully advance our programs to key value inflection points. As part of the restructuring, we are directing all resources towards advancing the development of our clinical programs, ultimately resulting in a reduction of up to 50% of our workforce by dissolving our research and preclinical development departments, which aligns with our narrowed strategic priorities. All restructuring measures have been completed. Based on our operating and budget assumptions, our cash runway is into the second half of 2025.

We expect to continue incurring losses as we continue clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability depends on the successful development, approval and commercialization of our product candidates and our ability to achieve a level of revenues adequate to support our cost structure. We may never achieve profitability and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings and we may seek additional capital through arrangements with strategic partners or from other sources. See Note 2, Basis of preparation and changes to Group’s accounting policies, Going concern, in the notes to the interim financial statements.

We have one U.S. subsidiary, Affimed Inc., with senior employees in investor relations, business development, corporate strategy, communication and medical/clinical operations.

Recent Developments

In January 2024, we initiated a strategic restructuring of our operations to focus on our three clinical stage development programs. As a result of the restructuring, we initiated a reduction of our full-time equivalent headcount by approximately 50%. We incurred a one-time cash expenditure for termination payments of approximately €1.6 million. Further, the financial impact from the selling of laboratory equipment resulted in an impairment of €1.6 million in the six months ended June 30, 2024.

On March 6, 2024, we announced a 1-for-10 reverse stock split of our outstanding common shares, effective after market close on March 8, 2024.

Further, in May 2024, the FDA granted a Fast Track designation to the combination of our innate cell engager (ICE®) AFM24 with atezolizumab for the treatment of patients with advanced and/or metastatic non-small cell lung cancer (“NSCLC”) epidermal growth factor receptor (“EGFR”)-wildtype (“wt”) after progression on PD-(L)1 targeted therapy and platinum-based chemotherapy. Fast Track is a process designed to facilitate the development and expedite the review of new drugs that are intended to treat or prevent serious conditions and have the potential to address an unmet medical need.

On September 3, 2024, we announced that Shawn M. Leland, PharmD, RPh has been appointed as Chief Executive Officer (CEO). Dr. Andreas Harstrick, who has been serving as acting CEO since January 2024 will continue in his position as Chief Medical Officer.

On September 5, 2024, we announced a AFM24-102 phase 2 study update from the EGFR mutant (“EGFRmut”) cohort. 24 heavily pretreated EGFRmut NSCLC patients are in the trial and of 17 patients that are response evaluable per protocol 1 CR, 3 PRs and 8 SDs were observed. All responses have been confirmed by follow up scan. Median follow-up is more than 7 months and 8 out of the 17 patients continue on treatment. All 4 responders remained on treatment for at least 7 months. Final PFS data from the EGFRmut cohort is expected in H1 2025. The EGFRwt NSCLC cohort for patients who failed chemotherapy and PD-1/PD-L1 has continued enrollment with 40 patients on trial. Data readout for this cohort is expected in Q4 2024.

On September 5, 2024, we announced a data update from the LuminICE-203 study (acimtamig/AlloNK® co-administered combination therapy in relapsed/refractory (“R/R”) Hodgkin lymphoma (“HL”). The recruitment in cohorts 1 and 2 is completed and for the 12 treated refractory Hodgkin Lymphoma (HL) patients, an objective response rate (ORR) of 83.3% with 6 complete responses (CRs) and 4 partial responses (PRs) were observed by independent read. Treatment related adverse events were consistent with previous experience and side effects related to acimtamig and AlloNK were well manageable with standard of care treatment.

On September 5, 2024, we further announced a data update from the multi-center Phase 1 open-label, dose-escalation study (AFM28-101), of AFM28 monotherapy in CD123-positive R/R AML. Of 6 patients treated at dose level 6 at 300 mg, 1 patient showed a CR, 2 patients a CRi and 2 patients achieved SD. As previously announced in June 2024, at dose level 5 at 250 mg, out of 6 patients 1 patient showed a CR, lasting 6 months. The other 5 patients reached a stable disease as best response. No dose-limiting toxicities were reported in dose levels 5 and 6. We will enroll additional 6 patients in this study at dose level 6.

Collaboration and License Agreements

We finalized an agreement with Roivant Sciences Ltd. (“Roivant”) providing for the reversion to Affimed of all clinical development and commercialization rights for AFM32, effective April 29, 2024. There have been no other material changes to our license agreements from those reported in “Item 4. Information on the Company—B. Business Overview—Collaborations” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expenses for our ongoing clinical programs. Our research and development expenses are highly dependent on the development phases of our projects and therefore fluctuate widely from period to period. Our remaining research and continued development expenses mainly relate to the following key programs:

●	acimtamig (previously AFM13). The following is a summary of completed and ongoing research and development activities for acimtamig:

●	In January 2023, the Food and Drug Administration (“FDA”) issued a written response to our pre-investigational new drug (“IND”) meeting request for the acimtamig/AlloNK® co-administered combination therapy in relapsed/refractory (“R/R”) Hodgkin lymphoma (“HL”) and the exploratory arm evaluating the combination in r/r CD30+ peripheral T cell lymphoma (“PTCL”). Based on the written response, we submitted and received clearance from the FDA for an IND application during the second quarter of 2023. We initiated enrollment into the study in October 2023. The recruitment in cohorts 1 and 2 is completed and for the first 12 treated refractory Hodgkin Lymphoma (HL) patients, an overall response rate (ORR) of 83.3% with 6 complete responses (CRs) and 4 partial responses (PRs) was observed by independent read.

●	In December 2023, we presented final data from the investigator-initiated trial at the American Society of Hematology (“ASH”) 2023 Annual Meeting. A total of 42 patients were enrolled in the study with 36 patients treated at the recommended phase 2 dose (“RP2D”). 32 of the 36 patients treated at the RP2D were HL patients. All 32 HL patients were heavily pretreated with multiple lines of chemotherapy, all had previously received checkpoint inhibitors (“CPIs”) and brentuximab vedotin (“BV”), and were refractory to their most recent line of therapy with active progressive disease at the time of enrollment. Across all dose levels, the treatment regimen achieved an objective response rate (“ORR”) of 93% with a CR rate of 67%; among the 32 HL patients treated at the RP2D the treatment regimen achieved an ORR of 97% and a CR rate of 78%. In addition, the treatment regimen demonstrated a good safety and tolerability profile with no cases of cytokine release syndrome (“CRS”), immune effector cell-associated neurotoxicity syndrome (“ICANS”) or graft versus host disease (“GvHD”) of any grade. Mild to moderate infusion related reactions (“IRRs”) were seen in 7.7% of the acimtamig infusions. Across all dose levels, median event free survival (“EFS”) was 8.8 months and median overall survival (“OS”) was not reached. For the HL patients treated at the RP2D, median EFS was 9.8 months – with 84% patients alive at 12 months. The median duration of response (“DoR”) was 8.8 months and 72% CR assessed at 6 months for HL patients treated at the RP2D; 30% of patients with complete response remained in CR beyond 12 months.

●	In December 2022, we released topline data from our phase 2 REDIRECT study investigating acimtamig monotherapy in patients with advanced-stage R/R PTCL. Primary efficacy measures include ORR of 32.4% and a CR rate of 10.2%. Key secondary and exploratory outcome measures include safety, durability of response, PFS and OS. The safety profile of acimtamig was well managed and consistent with previously reported data of prior and ongoing clinical studies with acimtamig. Median DoR was 2.3 months, median PFS was 3.5 months and median OS was 13.8 months. Based on the compelling data seen in HL for the combination of acimtamig with cord blood-derived NK cells in the acimtamig (AFM13-104) study, we believe that the combination with AB-AlloNK® has a higher probability to deliver increased anti-tumor activity and a more durable clinical benefit to address the unmet need in this patient population as compared to acimtamig monotherapy in PTCL. Accordingly, we do not intend to pursue an accelerated approval for acimtamig monotherapy in PTCL and will focus investment on clinical development in the combination of acimtamig and AlloNK®.

●	In November 2022, we announced a new strategic partnership with Artiva Biotherapeutics, Inc. (“Artiva”) to jointly develop, manufacture and commercialize the combination of acimtamig and AlloNK®. Under the terms of the agreement, we and Artiva will pursue the development of the acimtamig/AlloNK® combination treatment in the United States on a co-exclusive basis. We will lead regulatory activities through phase 2 and any confirmatory studies. We will be responsible for funding clinical study costs through phase 2, while Artiva will be responsible for the costs of supplying AlloNK® and IL-2 for such studies. The companies will share confirmatory study costs on a 50/50 basis. Both companies will retain commercialization and distribution rights and book sales for their respective products. We will be responsible for promotional activities and expenses of the combination therapy. Pursuant to the agreement, revenues from the strategic partnership will be shared, with us receiving 67% of the combination therapy revenue and Artiva receiving 33%.

We anticipate that our research and development expenses in 2024 for acimtamig will decrease significantly compared to those for 2023, mainly due to lower expenses for manufacturing activities.

●	AFM24. AFM24 is a tetravalent, bispecific epidermal growth factor receptor and CD16A-binding innate cell engager. We reported data at the American Society of Clinical Oncology Annual Meeting in June 2024 and announced a data update on September 5, 2024 from our ongoing combination study with atezolizumab. We anticipate that our research and development expenses in 2024 for AFM24 will decrease compared to those in 2023, primarily due to the decline in manufacturing activities for clinical trial materials as we focus on clinical development.
●	AFM28. AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells (“LSCs”) in patients with acute myeloid leukemia (“AML”), both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia. In June 2022, we submitted an IND to the FDA for AFM28. Following feedback from the FDA related to the design of the dose escalation study, we made a strategic decision to voluntarily withdraw the IND and to focus early clinical development of AFM28 in jurisdictions outside of the United States. Clinical trial applications were cleared in Belgium, Denmark, France and Spain and we initiated recruitment into a phase 1 clinical study in the first quarter of 2023. The enrollment of the sixth and final cohort is now completed. Of 6 patients treated at dose level 6 at 300 mg, 1 patient showed a CR, 2 patients a CRi and 2 patients achieved SD.
●	Other projects and infrastructure costs. Our other research and development expenses relate to our Roivant and Artiva collaborations, and early-stage development/discovery activities, which were active until the end of 2023. We had allocated a material amount of our resources to such discovery activities. The expenses mainly consisted of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incurred a significant amount of costs associated with our research and development that was non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will decrease in 2024 due to the dissolving of early-stage discovery activities.

Results of Operations

The financial information shown below was derived from our interim financial statements for the three months period ended June 30, 2024 and 2023. The discussion below should be read along with these financial statements and is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2024 and 2023

	Three months
	ended June 30,
	2024	2023

	(unaudited)
	(in € thousand)

Total Revenue	154	1,390
Other income (expenses)—net	56	717
Research and development expenses	(11,727)	(25,273)
General and administrative expenses	(4,036)	(6,276)
Operating loss	(15,553)	(29,442)
Finance income/(costs)—net	105	47
Loss before tax	(15,448)	(29,395)
Income taxes	(3)	0
Loss for the period	(15,451)	(29,395)
Other comprehensive loss	0	0
Total comprehensive loss	(15,451)	(29,395)
Basic loss per common share in € per share (undiluted = diluted)	(1.01)	(1.97)

Revenue

Revenue decreased to €0.2 million in the three months ended June 30, 2024 from €1.4 million for the three months ended June 30, 2023. Revenue in the three months ended June 30, 2024, relates to the Genentech Inc. (“Genentech”) collaboration with €0.2 million in relation to a platform license, while 2023 predominantly related to the Roivant collaboration, which was €1.1 million. Revenue from the Roivant collaboration in the three months ended June 30, 2023 comprised revenue recognized from collaborative research services performed during the quarter.

Research and development expenses

	Three months ended June 30
	2024	2023	Change %

	(unaudited)
R&D Expenses by Project	(in € thousand)
Project
acimtamig	3,583	8,132	(56)%
AFM24	3,304	5,455	(39)%
AFM28	1,533	1,393	10%
Other projects and infrastructure costs	2,987	8,584	(65)%
Share-based payment expense	320	1,709	(81)%
Total	11,727	25,273	(54)%

Research and development expenses amounted to €11.7 million in the three months ended June 30, 2024 compared to research and development expenses of €25.3 million in the three months ended June 30, 2023. The variances in project-related expenses between the projects for the three months ended June 30, 2024 and the corresponding period in 2023 are mainly due to the following:

●	acimtamig. In the three months ended June 30, 2024, we incurred lower expenses (56%) than in the three months ended June 30, 2023, primarily due to the decrease of in manufacturing activities for clinical trial material and a decline in clinical trial costs.

●	AFM24. In the three months ended June 30, 2024, we incurred lower expenses (39%) than in the three months ended June 30, 2023, due to the decline in manufacturing activities for clinical trial materials as we focus on clinical development.

●	AFM28. In the three months ended June 30, 2024, we incurred higher expenses (10%) than in the three months ended June 30, 2023, due to increased costs for preclinical development activities, as well as manufacturing costs for clinical trial material due to the enrollment of the sixth and final cohort.

●	Other projects and infrastructure costs. In the three months ended June 30, 2024, expenses were lower (65%) than in the three months ended June 30, 2023, primarily due to a decline in costs incurred with respect to certain of our collaboration projects, such as the Roivant and Genentech collaboration, for which we have completed the work assigned to us under the respective collaboration agreements and a one-time termination expenditure. Further, the decrease is also attributable to lower costs following the sale of our subsidiary AbCheck and lower costs following the restructuring initiatives.

●	Share-based payment expense. In the three months ended June 30, 2024, this expense decreased by 81% compared to the three months ended June 30, 2023, due to a decrease in the number of newly issued share options and a reduction in head count.

General and administrative expenses

General and administrative expenses amounted to €4.0 million in the three months ended June 30, 2024 compared to €6.3 million in the three months ended June 30, 2023. These costs have declined (36%) as a result of the decline in head count, decline in legal and consulting, insurance expenses and share-based payment expenses impacted by the decline in head count.

Finance income / (costs)-net

Finance income for the three months ended June 30, 2024 totaled €0.1 million, compared to finance income of €0 million for the three months ended June 30, 2023. Finance income/costs in the three months ended June 30, 2024 and 2023 are primarily made up of foreign exchange gains / losses related to cash, cash equivalents and government treasury bonds denominated in U.S. dollars as a result of the change in the value of the U.S. dollar compared to the Euro, interest on our January 8, 2021 loan agreement with Bootstrap Europe (formerly Silicon Valley Bank German Branch (the “Bootstrap Loan”) and interest earned on the treasury bonds.

Comparison of the six months ended June 30, 2024 and 2023

	Six months
	ended June 30,
	2024	2023

	(unaudited)
	(in € thousand)

Total Revenue	309	5,900
Other income (expenses)—net	233	1,127
Research and development expenses	(27,118)	(54,804)
General and administrative expenses	(8,512)	(13,126)
Operating loss	(35,088)	(60,903)
Finance income/(costs)—net	465	(472)
Loss before tax	(34,623)	(61,375)
Income taxes	(3)	(3)
Loss for the period	(34,626)	(61,378)
Other comprehensive loss	0	0
Total comprehensive loss	(34,626)	(61,378)
Basic loss per common share in € per share (undiluted = diluted)	(2.28)	(4.11)

Revenue

Revenue decreased from €5.9 million in the six months ended June 30, 2023 to €0.3 million for the six months ended June 30, 2024. Revenue in the six months ended June 30, 2024, relates to the Genentech Inc. (“Genentech”) collaboration with €0.3 million in relation to a platform license, while 2023 predominantly related to the Roivant collaboration, which was €5.4 million. Revenue from the Roivant collaboration in the six months ended June 30, 2023 comprised revenue recognized from collaborative research services performed during the quarter.

Research and development expenses

	Six months ended June 30
	2024	2023	Change %

	Unaudited
R&D Expenses by Project	(in € thousand)
Project
acimtamig	6,167	16,844	(63)%
AFM24	6,262	12,068	(48)%
AFM28	2,704	3,205	(16)%
Other projects and infrastructure costs	11,432	18,665	(39)%
Share-based payment expense	553	4,022	(86)%
Total	27,118	54,804	(51)%

Research and development expenses decreased from €54.8 million in the six months ended June 30, 2023 to €27.1 million for the six months ended June 30, 2024. The variances in project-related expenses between the projects for the six months ended June 30, 2024 and the corresponding period in 2023 are mainly due to the following:

●	acimtamig. In the six months ended June 30, 2024 we incurred lower expenses (63%) than in the six months ended June 30, 2023 primarily due to the scaling down of manufacturing activities for clinical trial material and a decline in clinical trial costs.

●	AFM24. In the six months ended June 30, 2024, we incurred lower expenses (48%) than in the six months ended June 30, 2023 due to the decline in manufacturing activities for clinical trial materials as we focus on clinical development.

●	AFM28. In the six months ended June 30, 2024, we incurred lower expenses (16%) than in the six months ended June 30, 2023 due to overall lower costs for preclinical development activities.

●	Other projects and infrastructure costs. In the six months ended June 30, 2024, expenses were lower (39%) than in the six months ended June 30, 2023, primarily due to a decline in costs incurred with respect to certain of our collaboration projects, such as the Roivant and Genentech collaboration, for which we have completed the work assigned to us under the respective collaboration agreements. Further, the decrease is also attributable to lower costs following the sale of our subsidiary AbCheck. The decline in other projects and infrastructure costs was offset by a one-time cash expenditure for termination payments of approximately €1.5 million, impairment of laboratory equipment of €1.6 million and impairment of inventory of €0.5 million.

●	Share-based payment expense. In the six months ended June 30, 2024, this expense decreased by 86% compared to the six months ended June 30, 2023, due to a decrease in the number of newly issued share options and to a reduction in head count, as well as to a reduction in the underlying fair value of newly issued share options.

General and administrative expenses

General and administrative expenses amounted to €8.5 million in the six months ended June 30, 2024 compared to €13.1 million in the six months ended June 30, 2023. These costs have declined (35%) mainly as a result of a decline in legal and consulting expenses, as well as a decline in share-based payment expense and insurance premiums.

Finance income / (costs)-net

Finance income for the six months ended June 30, 2024 totaled €0.5 million, compared to finance costs of €0.5 million for the six months ended June 30, 2023. Finance income/costs in the six months ended June 30, 2024 are primarily made up of foreign exchange gains / losses related to cash, cash equivalents and government treasury bonds denominated in U.S. dollars as a result of the change in the value of the U.S. dollar compared to the Euro, interest on our Bootstrap Loan and interest earned on the treasury bonds. Finance income/costs in the six months ended June 30, 2023 are primarily made up of foreign exchange gains / losses related to cash and cash equivalents denominated in U.S. dollars as a result of the change in the value of the U.S. dollar compared to the Euro.

Liquidity and Capital Resources

Since inception, we have not generated any revenue from product sales and we have incurred significant operating losses. We have funded our operations to date primarily through public offerings of common shares, private placements of equity securities and loans, grants and payments from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2024 and 2023:

	Six months ended June 30,
	2024	2023

	(unaudited)
	(in € thousand)

Net cash used in operating activities	(40,327)	(66,574)
Net cash generated/(used) in investing activities	11,605	(11)
Net cash generated/(used) in financing activities	814	(3,214)
Exchange rate related changes of cash and cash equivalents	143	(431)
Net changes to cash and cash equivalents	(27,908)	(69,799)
Cash and cash equivalents at the beginning of the period	38,529	190,286
Cash and cash equivalents at the end of the period	10,764	120,056

Net cash used in operating activities of €40.3 million in the six months ended June 30, 2024 is lower than net cash used in operating activities in the six months ended June 30, 2023 (€66.6 million), mainly due to our reduction in research and development expenditure and head count reduction. Net cash generated in investing activities in the six months ended June 30, 2024 (€11.6 million) primarily resulted from the sale of government treasury bonds. Net cash generated in financing activities in the six months ended June 30, 2024 (€0.8 million) resulted primarily from the payment of lease liabilities and the monthly Bootstrap loan installments, offset by cash generated from the issuance of common shares, while cash used in financing activities in the six months ended June 30, 2023 was primarily used for the payment of lease liabilities and the monthly Bootstrap loan installments.

Cash and Funding Sources

Our cash and cash equivalents and investments as of June 30, 2024 were €34.4 million, compared with €72.0 million as of December 31, 2023. Funding sources generally comprise proceeds from the issuance of equity instruments, loans, payments from collaboration agreements and government grants.

Going concern

Our interim financial statements have been prepared on the basis that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As a clinical-stage biopharmaceutical company, we have incurred operating losses since inception. As of June 30, 2024, we had an accumulated deficit of €570.8 million and total net equity of €28.7 million.

We expect to incur operating losses for the foreseeable future due to, among other things, costs related to our continued clinical programs and their administrative organization. Historically, we have successfully financed our operations through collaborations, licensing, venture loans and equity issuances. Based on our current operating and budget assumptions, we anticipate that our cash and cash equivalents and investments, together with anticipated proceeds from the ATM program and the sale of AbCheck, will finance us into the second half of 2025. In addition, management is pursuing various financing alternatives to meet future cash requirements, including the issuance of equity to existing or new shareholders, payments from arrangements with strategic partners and other sources. Based on such operating and budget assumptions, management has concluded that the Group is able to continue as a going concern.

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive and is highly regulated. In order to obtain necessary regulatory approval, we are required to conduct clinical studies for each of our product candidates and each of their indications. Our clinical programs with acimtamig, AFM24 and AFM28 are still in the development stage. Any further development until market approval and successful financing is dependent on meaningful clinical trial results, among other factors. Achieving such results implies uncertainty, including relating to estimated costs for completing our ongoing clinical programs, the timing for bringing such programs to market or for substantially partnering or out-licensing arrangements, among others. It is unknown when, if ever, material cash inflows may commence.

Based on the quality of the Group’s clinical data, management believes that it will be able to obtain financing for the implementation of the Group’s business strategy. If we are not able to raise sufficient capital when needed, we could be forced to delay, reduce or eliminate our product development programs and our ability to continue as a going concern would be uncertain. Based on management’s going concern assessment, our interim financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates, including acimtamig, AFM24 and AFM28. If we receive regulatory approval for acimtamig, AFM24, AFM28 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2025. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;
●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;
●	the number and characteristics of product candidates that we pursue;
●	the cost, timing, and outcomes of regulatory approvals;
●	the cost and timing of establishing sales, marketing, and distribution capabilities; and
●	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

During the six months ended June 30, 2024, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

As of March 31, 2024, the lease term for the property leased in Mannheim has been reassessed and reduced to 5 years from 10 years and the relating right-of-use asset and lease liability have been adjusted accordingly. See Note 2, Basis of preparation and changes to Group’s accounting policies, and note 13, Lease liabilities, in the notes to our interim financial statements.

There have been no additional material changes to the significant accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results Overview—Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to Note 2, Basis of preparation and changes to Group’s accounting policies in the notes to our interim financial statements with regard to the impact of recent accounting pronouncements.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a development stage company with a history of operating losses; as of June 30, 2024, our accumulated deficit was €570.8 million;
●	our ability, based upon our operating and budget assumptions, cash and cash equivalents and investments of approximately €34.4 million as of June 30, 2024, and assumptions regarding proceeds of future issuances under our ATM program and from the sale of AbCheck, to finance our operations into the second half of 2025 and beyond;
●	our corporate restructuring and the associated headcount reduction may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business;
●	the possibility that our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;
●	our reliance on contract manufacturers and contract research organizations over which we have limited control;
●	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates. See Note 2, Basis of preparation and changes to Group’s accounting policies, Going concern, in the notes to our interim financial statements for additional information;
●	our dependence on the success of acimtamig, AFM24 and AFM28 (which are still in clinical development), each of which may eventually prove to be unsuccessful or commercially not exploitable;
●	the success of the Affimed-Artiva partnership, including in relation to the fact that the current clinical data of acimtamig in combination with NK cell therapy is based on acimtamig precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to AB-101, which is a cryopreserved allogeneic cord blood-derived NK cell that we anticipate will be co-administered with acimtamig;
●	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;
●	decisions made by the United States FDA and other regulatory authorities with respect to the development and commercialization of our products, including decisions regarding accelerated approval with respect to the LuminICE-203 study design;
●	the outcome of any discussions we may enter into regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;
●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinical or commercial stage;
●	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;
●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
●	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;
●	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

●	our reliance on our current strategic relationships with NKGen Biotech, Artiva, The MD Anderson Cancer Center, and Genentech and the potential failure to enter into new strategic relationships or difficulties with our strategic partners that may slow the progress of our joint developments or lead to the termination of a partnership and the need to enter into a new one, all of which could take substantial time and attention of our management team;
●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;
●	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;
●	our ability to retain key personnel and recruit additional qualified personnel;
●	the widespread outbreak of an illness or communicable disease or any other public health crisis, similar to the recent COVID-19 pandemic;
●	the impact on our business of macroeconomic trends, political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict or the conflict in the Middle East, and the instability in the banking sector experienced in the first quarter of 2023; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in the Annual Report.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do transpire or occur, what impact they will have on our results of operations, cash flows or financial condition. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial, or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.